Exhibit 99.1

ZOOZ Power to Present at the 2025 Aegis Capital Virtual Conference

May 21, 2025 – Tel-Aviv, Israel – ZOOZ Power (Nasdaq and TASE: ZOOZ), a leading provider of flywheel-based power boosters and energy management systems enabling ultra-fast EV charging solutions, announced today that Erez Zimerman, ZOOZ Power’s Chief Executive Officer will present at the 2025 Aegis Capital Corp. Virtual Conference on May 22 at 4:00 p.m. ET.

For interested investors, a live webcast of the presentation can be accessed in this link: https://us02web.zoom.us/meeting/register/AfmnLxICTqmjEvoSG9-MMQ#/registration

About The 2025 Aegis Capital Corp. Virtual Conference

The conference brings together a lineup of companies and key business partners, and it features a network of retail brokers, institutional funds, and money managers. The conference is an excellent opportunity to gain insight into the latest developments happening at each of the presenting companies.

About ZOOZ Power

ZOOZ Power (NASDAQ/TASE: ZOOZ) is a leading provider of intelligent, flywheel-based energy-boosting and management solutions that empower the rapid deployment of ultra-fast EV charging infrastructure, without the need for expensive or time-consuming grid upgrades.

As the electric vehicle market accelerates, ZOOZ addresses a critical challenge: the widening gap between growing consumer demand for ultra-fast charging and the limited capacity of existing electrical grids.

ZOOZ’s proprietary flywheel technology enables Charging Point Operators (CPOs) and fleet owners to overcome local grid limitations by delivering high-performance, sustainable, and cost-effective power-boosting systems. These solutions ensure reliable ultra-fast charging capabilities while enhancing grid efficiency and flexibility.

Engineered for long-term durability and environmental sustainability, ZOOZ Power’s solutions help customers accelerate infrastructure rollout, optimize utilization, and drive faster revenue and profitability growth.

For more information, please visit: www.zoozpower.com

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy, future operations and statements related to the collaboration between ZOOZ Power and “ON” charging network (including any plans to implement ZOOZ Power’s solution and upgrade an additional site of “ON” on Route 6) are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model of ZOOZ Power, ZOOZ Power’s future prospects, ZOOZ Power’s planned global expansion, including the timing and the results thereof, statements regarding ZOOZ Power’s newly introduced Energy Storage System (ESS), intelligent boosting offering and Energy Management System (EMS), their adoption by the market and any benefits that they may have to ZOOZ Power, its operations, financial position and its current and potential customers, statements regarding the expansion of ZOOZ Power’s sales team and the effect of that expansion on ZOOZ Power’s planned global expansion, financial condition, market position and results of operations, statements relating to ZOOZ Power’s market position, statements regarding the demand for ZOOZ Power’s products, the potential outcome of ZOOZ Power’s collaborations with third parties for installation of its flywheel-based power boosting solution, and conditions in Israel and in the Middle East, including the effect of the evolving nature of the ongoing “Swords of Iron” war, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ Power has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.